As Filed with the Securities and Exchange Commission on March 1, 2019

Registration No. 333-229756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-10

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sandstorm Gold Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1400, 400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(604) 628-1107

(Address and telephone number of registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jennifer Traub Cassels Brock & Blackwell LLP 2200 HSBC Building 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 (604) 691-6100	John Koenigsknecht Neal, Gerber & Eisenberg LLP Two North LaSalle Street Suite 1700 Chicago, Illinois 60602 (312) 269-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	At some future date (check the appropriate box below).

	1.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).

	2.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

	3.	☒	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act or on such date as the Commission, acting pursuant to section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Base Shelf Prospectus

 SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 1, 2019

SANDSTORM GOLD LTD.

U.S.$200,000,000
Common Shares
Warrants
Subscription Receipts
Units

This short form base shelf prospectus (this “Prospectus”) relates to the offering for sale from time to time (each, an “Offering”), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to U.S.$200,000,000 (or the equivalent thereof in other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As a result, they may not be comparable to financial statements of United States companies.

Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular Offering and consult your own tax advisor with respect to your own particular circumstances.

Neither the United States Securities and Exchange Commission (the “SEC”) or Canadian securities regulator, nor any state securities regulator, has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus or determined if this prospectus IS truthful or complete. Any representation to the contrary is a criminal offence.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See “Risk Factors”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

Mr. Andrew T. Swarthout and Ms. Mary L. Little, each a director of the Corporation, and Mr. Rodney Webster, Mr. Paul Newling, Mr. Andrew Hall and Mr. Zafir Ekmekçi each a qualified person, reside outside of Canada. Each of Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SSL” and on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “SAND”. On February 28, 2019, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was C$7.40 and the closing price of the Common Shares on the NYSE MKT was U.S.$5.62. In addition, the common share purchase warrants of the Corporation expiring November 3, 2020 are listed and posted for trading on the TSX under the symbol “SSL.WT”. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the “Warrants”), (unless such Warrants are issued under the Corporation’s existing indentures for listed warrants), the subscription receipts (the “Subscription Receipts”) or the units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

- ii -

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with our subsidiaries.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that we have filed with the SEC. Under the registration statement, we may, from time to time, offer any combination of the Securities described in this Prospectus in one or more Offerings of up to an aggregate principal amount of U.S.$200,000,000 (or the equivalent in other currencies). This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that Offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the dates on the front of these documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference in this Prospectus have been prepared in accordance with IFRS and are reported in United States dollars.

The Offering amount in this Prospectus is in United States dollars. All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “U.S.$” are to United States dollars.

On February 28, 2019, the Bank of Canada daily average rate of exchange was U.S.$1.00 = C$0.7594 or C$1.00 = U.S.$1.3169.

The high, low and closing rates for Canadian dollars in terms of United States dollars for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31
	2018		2017
High for period	C$	1.3642	C$	1.3743
Low for period		1.2288		1.2128
Rate at end of period		1.3642		1.2545

(1) Calculated as prior day daily average.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with IFRS. As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this Prospectus and the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (the “CSA”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this Prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves” should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance would be expected imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve and Mineral Resource estimates included in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth in this Prospectus and the documents incorporated herein by reference may not be comparable with information made public by companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of British Columbia. Most of our officers and directors and most of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed an agent for service of process in the United States, but it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 relating to this Prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), relating to the Securities of which this Prospectus form a part (the “Registration Statement”). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are required in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Securities.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Prospectus and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in its annual information form dated March 29, 2018 and incorporated by reference herein.

Forward-looking information in this Prospectus, or incorporated by reference herein, includes, among other things, disclosure regarding: Sandstorm Gold’s existing gold streams and royalties; as well as its future outlook and Mineral Resource and Mineral Reserve estimates for each of the Santa Elena mine, the Chapada mine, the Houndé mine and the Hod Maden project, production and cost estimates, and expected plans. Documents incorporated by reference, such as the annual information form dated March 29, 2018 and management’s discussion and analysis for the year ended December 31, 2018 include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other metals, or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and through EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, except the Province of Québec, and in the Northwest Territories are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation dated March 29, 2018 for the financial year ended December 31, 2017;

(b)	the audited consolidated annual financial statements of the Corporation as at, and for the years ended December 31, 2018 and 2017, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	management’s discussion and analysis for the year ended December 31, 2018; and

(d)	the management information circular of the Corporation dated April 27, 2018 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 15, 2018.

Any document of the type referred to item 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the CSA filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com. In addition, any document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form, audited consolidated annual financial statements and all unaudited condensed consolidated interim financial reports, material change reports, and all Prospectus Supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder.

A Prospectus Supplement containing the specific terms of any Offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the Offering to which that Prospectus Supplement pertains.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this Prospectus and in the documents incorporated by reference, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure included in the sections entitled “General Development of the Business”, “Description of the Business” and “Technical Information” in the Corporation’s Annual Information Form, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) the document incorporated by reference herein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Corporation, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Corporation holds royalty, stream or other interests. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Corporation’s royalty, stream or other interest. The Corporation’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported Mineral Reserves, Mineral Resources and production of a property.

The disclosure in this Prospectus and in the documents incorporated by reference herein relating to Mineral Reserve and Mineral Resource statements for individual properties is made as at the dates indicated. In addition, numerical information presented in the documents incorporated by reference herein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the documents incorporated by reference herein with respect to significant digits presented in the information publicly disclosed by owners or operators.

The Corporation considers its stream and royalty interests in the Santa Elena mine, the Chapada mine, the Houndé mine and the Hod Maden project to be its only material mineral properties for the purposes of NI 43-101. Information contained in this Prospectus or incorporated by reference herein with respect to each of the Santa Elena mine, the Chapada mine and the Houndé mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Santa Elena mine is based on (i) the technical report entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, and having an effective date of December 31, 2014, which technical report was prepared for SilverCrest Mines Inc. (“SilverCrest”) (now First Majestic Silver Corp. (“First Majestic”)), and filed under First Majestic’s SEDAR profile on October 1, 2015 (the “Santa Elena Report”); and (ii) information that has been provided by First Majestic, and has been sourced from First Majestic’s news releases with respect to the Santa Elena mine dated March 29, 2018, January 14, 2019 and First Majestic’s annual information form dated March 29, 2018 for the year ended December 31, 2017 (“First Majestic AIF”).

The technical and scientific information contained herein relating to the Santa Elena mine was reviewed and approved in accordance with NI 43-101 by Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Chapada mine is based on (i) the technical report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018, which technical report was prepared for Yamana Gold Inc. (“Yamana”), and filed under Yamana’s SEDAR profile on March 29, 2018; and (ii) information that has been provided by Yamana, and has been sourced from Yamana’s news releases with respect to the Chapada mine dated February 15, 2018 and Yamana’s annual information form dated March 27, 2018 for the year ended December 31, 2017.

The technical and scientific information contained herein and in the Annual Information Form relating to the Chapada mine was reviewed and approved in accordance with NI 43-101 by Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Houndé mine is based on (i) the technical report entitled “Houndé Gold Project – Burkina Faso – Feasibility Study NI 43-101 Technical Report” dated October 31, 2013, which technical report was prepared for Endeavour Mining Corporation (“Endeavour”), and filed under Endeavour’s SEDAR profile on December 2, 2013; and (ii) Endeavour’s annual information form dated March 29, 2018 for the year ended December 31, 2017.

The technical and scientific information contained herein and in the Annual Information Form relating to the Houndé mine was reviewed and approved in accordance with NI 43-101 by Keith Laskowski, MSc., Vice President Technical Services for the Corporation, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Hod Maden project is based on the technical report entitled “Hod Maden Project Pre Feasibility Study NI 43-101” having an effective date of May 31, 2018, which technical report was prepared for the Corporation, and filed on the Corporation’s SEDAR profile on June 26, 2018 (the “Hod Maden Report”).

The technical and scientific information contained herein relating to the Hod Maden project was reviewed and approved in accordance with NI 43-101 by Rodney Webster, M.AIG., Principal Geologist, AMC Consultants Pty Ltd (“AMC”), Andrew Hall, MAusIMM CP(Mining), Director/Principal Consultant, AMC, Paul Newling, FAusIMM CP(Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekçi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, each a qualified person under NI 43-101.

All other scientific and technical information contained herein and the documents incorporated by reference and not otherwise covered by any other named expert has been reviewed and approved in accordance with NI 43-101 by Keith Laskowski, MSc., Vice President Technical Services for the Corporation, a qualified person under NI 43-101.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement); (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of each expert or “qualified person” (for the purposes of NI 43-101) listed on the Exhibit Index of the registration statement; and (v) the consent of Canadian counsel, Cassels Brock & Blackwell LLP.

THE CORPORATION

Sandstorm Gold is a non-operating gold streaming royalty company which generates its revenue primarily from the sale of gold and other metals, and from the receipt of royalty payments. Sandstorm Gold currently has a portfolio of 188 Gold Streams and net smelter return (“NSR”) and other royalty agreements, of which 20 of the underlying mines are producing.

Sandstorm Gold is a growth-focused company that seeks to acquire gold and other precious metals purchase agreements (each, a “Gold Stream”) and royalties from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices passed on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Gold Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gold Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Gold Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Sandstorm Gold. See “Documents Incorporated by Reference”.

Recent Developments

Purchase of Fruta del Norte Net Smelter Returns Royalty

On January 18, 2019, the Corporation announced the purchase of a 0.9% NSR royalty on precious metals produced from the Frute de Norte gold project in Ecuador currently under construction by Lundin Gold Inc. The NSR royalty was acquired from private third party for U.S.$32.75 million.

Increase to Credit Facility

On December 6, 2018, the Corporation announced that it had amended its revolving credit agreement to allow for the borrowing of up to U.S.$225 million for general corporate purposes, including acquisitions, share buybacks and dividends.

Anticipated Extension of Normal Course Issuer Bid

On November 15, 2018, the Corporation announced that its board of directors approved the purchase of up to 18,300,000 Common Shares between November 15, 2018 and the end of 2019 subject to TSX approval. Under the Corporation’s existing normal course issuer bid (the “NCIB”), the Corporation has the option to purchase up to 9,191,777 Common Shares. As of November 15, 2018, the Corporation had purchased 2,500,000 Common Shares, leaving approximately 6,691,777 Common Shares available for purchase under the existing NCIB. After expiry of the Corporation’s existing NCIB on April 4, 2019, the Corporation plans to seek approval for a new NCIB from the TSX to allow the Corporation to purchase the remaining Common Shares as well as additional Common Shares up to an aggregate of 18,300,000 Common Shares. The 18,300,000 Common Shares represents approximately 10% of the Corporation’s issued and outstanding Common Shares as of November 15, 2018.

Hod Maden Project Technical Report

On June 26, 2018, the Corporation filed on SEDAR the Hod Maden Report. The Hod Maden Report is a pre-feasibility study of Hod Maden. Sandstorm Gold has a 30% interest in the Hod Maden project.

Renewal of Normal Course Issuer Bid

On March 29, 2018, the Corporation announced that its NCIB had been renewed on the expiry of the previous normal course issuer bid on April 4, 2018. The NCIB provides Sandstorm Gold with the option to purchase the Corporation’s Common Shares from time to time when Sandstorm Gold’s management believe that the Common Shares are undervalued. Sandstorm Gold may purchase under the NCIB up to 9,191,777 of its Common Shares representing 5% of the Corporation’s issued and outstanding Common Shares of 183,823,556 as of March 19, 2018.

TECHNICAL INFORMATION

Santa Elena Mine, Mexico

The Santa Elena Report was prepared for SilverCrest (now First Majestic) in accordance with NI 43-101. The following description of the Santa Elena mine has been sourced, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars regarding the Santa Elena mine. The Santa Elena Report is available for review under First Majestic’s profile on SEDAR.

Information in this section that provides non-material updates to the information in the Santa Elena Report has been provided by First Majestic and/or has been sourced from their press releases dated March 29, 2018, January 14, 2019 and/or the First Majestic AIF as filed by First Majestic on SEDAR.

Certain capitalized terms not otherwise defined under this part or in the Prospectus have the meanings ascribed to them in the Santa Elena Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2017 has been sourced from the First Majestic AIF and First Majestic’s press release dated March 29, 2018, as filed on SEDAR.

Project Description, Location and Access

The Santa Elena mine is an underground (formerly open pit) mine currently producing gold and silver in the form of doré bars from a 3,000 tonne per day CCD/Merrill Crowe (“CCD/MC”) processing facility, including ore from the underground operations and reprocessing of partially leached ore stored in a stockpile pad which was previously mined by open pit and processed by heap leaching. Commercial production for the 3,000 tonne per day mill and plant facility was declared on August 1, 2014. Underground development has been ongoing since January 2013 with commercial production declared on October 1, 2014.

The Santa Elena mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The Santa Elena mine is located on the western edge of the north trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level.

The Santa Elena mine consists of sixteen contiguous mining concessions (the “Santa Elena Concessions”) covering approximately 57,184 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of First Majestic, which include the El Gachi Properties acquired from Santacruz Silver Mining Ltd. in March 2017.

On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Mexico S.A. de C.V. to acquire a 100% interest in nine of the Santa Elena Concessions through staged option payments over five years for a total cost of U.S.$4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of the Santa Elena mine with no underlying royalties. In 2014, two option agreements were entered into with Minera Evrim, S.A. de C.V., a subsidiary of Evrim Resources Corp., to acquire eight nearby mining concessions covering a total of 40,699 hectares, named the Ermitaño group of two concessions and the Cumobabi group of six concessions. In December 2016, an option agreement was entered into with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur U.S.$1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay U.S.$1.4 million in cash, of which U.S$300,000 has been paid, U.S.$200,000 due in December 2018, U.S.$300,000 in December 2019 and U.S.$700,000 in December 2020, respectively.

Nusantara has maintained all of the necessary permits for exploration and facilities at the Santa Elena mine. In 2009, the Santa Elena mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Taxes based on the surface area of each concession are due in January and June of each year at a total annual cost of approximately U.S.$51,000 and have been paid to date. A further MIA was submitted to SEMARNAT in early January of 2013 for an amendment of the land use licence related to the underground expansion project and was approved in May 2013. The amendment approval allows for tailings facilities that were not previously required for the open pit and heap leach operation.

All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. The annual cost per year ranges from approximately U.S.$55,000 to U.S.$160,000 dependent on the number of hectares required. Lease obligations have been met to date.

Pursuant to an agreement with SilverCrest (now First Majestic) dated May 15, 2009, 20% of the gold production at the Santa Elena mine is forward sold to the Corporation (the “Santa Elena Gold Stream”).

The Santa Elena mine can be accessed year-round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

History

Although minor amounts of historic production are evident at the Santa Elena mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property, but no records are available for this drilling. During the early 1980’s, Tungsteno de Baviacora (“Tungsteno”) mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena mine.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from the Santa Elena mine. During 2003, Tungsteno conducted an exploration program at the Santa Elena mine consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, Mexico. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena mine in December of 2005. The Santa Elena mine pit started commercial production of gold and silver in July 2011 and its Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Santa Elena mine is located in northwestern Mexico where much of the geology can be attributed to the subduction and related volcanism of the Farallon Plate beneath the North American Plate. The east-directed subduction of the Farallon Plate began approximately 200 million years ago with the tectonic rifting of the supercontinent Pangea. The resulting northwest/southeast trending Sierra Madre Occidental extends from the U.S-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. It is proposed that subduction of the Farallon Plate occurred at a relatively shallow angle, resulting in continental uplift across northern Mexico with accretionary terrains developing along the western fringes. The shallow subduction is also thought to be responsible for the tectonics that produced the Laramide orogeny. Continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene. The waning of compression coincides with east-west directed extension between late Eocene to the early Oligocene along the eastern Sierra Madre Occidental flank and is considered to be the first formation stage of the Basin and Range province. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north/northwest striking normal faults. This extensional regime caused major deformation across the Sierra Madre Occidental resulting in exhumation of pre-Cambrian basement rocks, especially in the Northern Sierra Madre Occidental. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. In Sonora, emplacement of these systems has been influenced by the early Eocene east-west and east/northeast – west/southwest directed extension. The Santa Elena vein has a similar orientation to this extensional trend. The silicic volcanism is thought to be related to fractional crystallization of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

Local and Property Geology

The Santa Elena mine property is located at the northwestern extent of the Sierra Madre Occidental. The primary rock types observed on the Santa Elena mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The volcanic units in the immediate area of the Santa Elena mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Andesite and granodiorite dikes have been identified at the Santa Elena mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main mineralized zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Interpretation from surface, open put and underground mapping and drillhole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madre. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold, silver, antimony, lead, zinc, barium, calcium and manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drillhole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drillholes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite have formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analyses shows calcium content of up to 15%.

Exploration

From 2006 to 2015, SilverCrest completed several extensive exploration programs at Santa Elena. The 2013-2014 exploration programs included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. The Exploration Department at the Santa Elena mine completed a more detailed geological map of the open pit, compiling all geological and structural information defining a revised surface exposure of main geological units and structural setting. An underground mapping and sampling program has been ongoing since 2013 at Santa Elena and includes the underground developed areas. The majority of the sampling and mapping has been done in the exploration cross-cuts and in short delineation core drilling.

First Majestic has carried out exploration at Santa Elena between October 2015 and December 2017. These exploration activities include geologic mapping, alteration mapping with the aid of the Terraspec ASD® (Analytical Spectral Device), geochemistry and diamond drilling.

Drilling

SilverCrest completed four drill programs from early 2006 through 2011. In 2012-2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization, mostly trending to the east, with additional drilling and the first underground drilling program to take place at Santa Elena in fall 2013. This drilling focused on delineating and extending the areas along trend and down-dip of the main mineralized zone. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drillholes were collared using reverse circulation (“RC”) to expedite hanging wall drilling, then finished with diamond core from approximately 40-50 metres before the vein target depth through to the barren footwall. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 21 diamond drill (“DD”) holes (1,591 metres) were drilled in the underground 2013 program. A total of 218 holes (72,965 metres including RC with DD tails) were drilled during the 2012-13 program, including holes drilled from within the pit and the 2013 underground program.

During 2014, SilverCrest targeted infill drilling in the underground area for the initial stopes. This drilling resulted in approximate spacing of about 25 metres in the initial stope area, which was previously around 50 metres, allowing SilverCrest to create a more defined model and giving a better idea of grade distribution. A series of additional deep drillholes to both the east and the west of the main mineralized zone were done to focus on the delineation and extension of the ore body to depth and also some drillholes targeting the extension of the El Cholugo and Tortuga vein were completed in 2014. To the date of the Santa Elena Report, down hole surveys were completed on the majority of the drillholes including all 2014 drillholes both at surface and underground drilling. For the 2014 drilling, surveys were taken at an interval of approximately 30 metres, an initial reading at 10 metres was first taken to ensure no deviation had occurred during set up for the drill rig.

During 2015, SilverCrest continued infill and delineation drilling in the underground area for 15 additional stopes. This drilling resulted in approximate spacing of about 25 metres in those stope areas. This drilling campaign included 66 drillholes, for approximately 2,110 metres.

All drilling in the 2012-2015 campaigns was conducted by external contractors.

Also in 2012, 10 trenches and subsequent bulk composite samples were excavated using an excavator to an average depth of five metres on the leach pad. Sampling was to test spent ore metallurgy for estimated recovery rates through the milling process.

Since the acquisition of Santa Elena, First Majestic has drilled 33,971 metres in 302 holes. In 2017 First Majestic drilled 21,207 metres in 243 holes. Almost 50% of the drilling was conducted on the San Judas-Santa Ana and Ermitaño West prospects. Additionally, First Majestic acquired a high- resolution SPOT satellite image covering approximately 175,000 hectares to carry out structural interpretations. Alteration mapping with the support of the Terraspec ASD® spectrometer has also been completed in the Santa Elena Norte and Ermitaño West prospects.

Sampling and Analysis

The 2006 sampling by SilverCrest consisted of continuous surface channel sampling along exposed road cuts and outcrops. The underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo Mexico for preparation, with sample pulps shipped to and analysed by ALS-Chemex, North Vancouver, BC. The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. After logging and identifying the mineralized zone, core was selected for splitting and sampling. The 2008 RC drilling program consisted of collecting chips and cataloguing. The 2012 and 2013 drilling program included procedures for the collection and labelling of the drill core. A total of 15 drillholes were first drilled by RC methods and finished with diamond core tails with a further four drilled purely as RC of HQ size drill core (63.5 millimetres diameter). Although RC cuttings were not retained, a number of samples from the hanging wall were sampled.

The drill core was recovered and stored in vinyl boxes. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.11 to 36.7 metres (the latter was checked in supplied drill logs as being correct) and mode of approximately two metres. Not all drillholes were entirely sampled. The average sample length used in the 2013 resource is 1.74 metres.

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted certified reference materials (“CRMs”), blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory quality assurance/quality control (“QA/QC”) procedures were followed.

The 2013-2014 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it is placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this, the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that has no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied. For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. A reference standard from the source deposit and processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and stored in the core storage in Santa Elena. Samples collected, that are to be used for resource or reserve evaluation, should contain a minimum of one kilogram of sampled material when appropriate. Exceptions may include narrow widths sampled in outcrop or core intervals where collecting a one-kilogram sample is impractical. However, in these cases the sample must be representative of the total material being assessed.

Four different sample types have been taken to date at the underground of the Santa Elena mine: (i) infill drill core samples, (ii) channel (chip) samples, (iii) muck samples, and (iv) long-hole drilling samples:

(i)	Infill Drill Core Samples

Infill drill core samples consist of the 2015 underground infill and delineation drilling program, comprising of 66 drillholes of NQ drill core (47.5 millimetres diameter). Sampling protocols included procedures for the collection and labelling of the drill core. After the drill core was recovered, it was stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three-metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored onsite for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.45 to 2.65 metres and mode of approximately 1.5 metres. The drill core is sampled in the entire mineralized zone. A total of 1,124 samples were collected.

The 2015 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. SilverCrest created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples must be representative of the total material being assessed.

Core and surface chip samples collected during 2017 were analyzed in First Majestic´s Central Lab and SGS Lab in Durango. Most samples for resource update and resource estimation were analyzed at SGS. Underground chip samples were analyzed at Santa Elena’s mine lab.

The assay QA/QC program currently followed at Santa Elena consists of the following quality control samples, which represent an insertion rate of 20% of the original samples: three reference standard materials, coarse and pulp blanks, field duplicates, coarse and pulp duplicates and pulp checks that are sent to a commercial certified laboratory. Quality assurance consists of performing basic statistics for assays of the quality controls and doing visual inspection on correlation plots prepared with the assay data of the quality controls.

(ii)	Channel (Chip) Samples

Channel samples (chip samples) consist of:

•	Face Channel Samples, where: (a) every round of a new development face is sampled, for that purpose the geologist mark the channel to be taken to the geology helpers; (b) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall – the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres; (c) the sampler takes the samples based on the marked provided by the geologist using a chisel and hammer; and (d) on every face the geologist marks a composite line that is for QA/QC duplicates. A blank sample is introduced every face, usually after the highest grade are identified by the geologist.

•	Back Sample, where: (a) channels are marked by the geologist every 10 metres along the back to be sampled; (b) from the footwall to the hanging wall – the channel is divided according the lithology or features of the back, not taking samples greater than 1.5 metres; and (c) the sampler arrives to the area and takes the samples based on the mark provided by the geologist – these samples are taken on the lifter (tele handler), using a chisel and hammer.

•	Exploration Crosscuts Sample, where: (a) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall – the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres, marks are done in both walls of the cross-cut; and (b) the sampler arrives to the face and takes the samples based on the mark provided by the geologist using a chisel and hammer.

To recover the sample, the crew use a plastic canvas that is cleaned after every sample is collected. All such samples have an identification number that help recognize the precedence and assay from the lab.

(iii)	Muck Samples

The procedure followed in respect of the much samples is to have all trucks that are sent from underground as ore (from stopes, slashes, development) dumped in the stock piles of the primary crusher and sampled. Every morning and afternoon the samplers arrive to site and wash the muck; from every muck pile, a 75 centimetre distance grid is marked and a sample is taken in all of the intersections of that grid. The sample has an identification number that help recognize the precedence and assay from the lab. QA/QC control consists of rejects resampled from the highest grade samples.

(iv)	Long-Hole Drilling Samples

The objective of the long-hole drilling sample method is to sample all the holes that are going to be drilled in that shift. The geologist and the operations team communicate as to where drilling will be done and samples of the cuts of the drillhole are taken every two rods (approx. three metres). There are as many bags as the length of the hole, with each bag having the name of the hole that is being drilled. The bags are then analyzed by the geologist, to choose one or two representative samples using a splitter. The samples have an identification number that help recognize the precedence and assay from the lab.

For the 2012-2013 sampling, two analytical laboratories were used for sample analyses: Nusantara (“Nusantara Lab”), an on-site grade control laboratory for Santa Elena operations; and ALS-Chemex. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS-Chemex in Vancouver for analyses. For the 2013-2014 sampling, three analytical laboratories were used for sample analyses: Nusantara Lab, ALS-Chemex and Inspectorate Mining and Metals (“Inspectorate”). Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex or Inspectorate in Hermosillo for further preparation before being sent to ALS-Chemex or Inspectorate in Vancouver for analyses.

For the leach pad material sampling, preparation and analyses for 2012 to 2013, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures: (a) plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; (b) full interval was sampled and samples were taken at multiple orders according to the depth of the hole – for holes with a length of 10 and 20 metres, samples were taken every two metres – for holes with length of 15 metres, samples were collected every three metres and only one five metre sample was collected for holes with a length of five metres; (c) all bags were labelled with the corresponding depth; and (d) the samples were delivered to the Nusantara Lab for splitting to pulverization and additional splitting to generate aliquot for analyses. All samples were handled by geologists at the Santa Elena mine site. Samples were sent to the Nusantara Lab for analyses. Analytical method for gold included fire assay finishing in AA as well as gravimetric analyses for comparison purposes and for silver an Aqua Regia digestion finishing in AA. Blanks and CRM were inserted by exploration personnel prior to the sampling preparation at the Santa Elena mine lab to carry out a QA/QC protocol in the preparation and analyses of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRM assay values.

For the 2015 infill and delineation sampling, Nusantara Lab, the on-site grade control laboratory for Santa Elena operations was used.

Data Verification and Security of Samples

Historical data prior to the 2006 SilverCrest drilling campaign is not included in the current geological database.

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS-Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analyses on 289 surface samples for fire assay AA finish and fire assay gravimetric analyses. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

Insertion of CRMs at regular intervals was completed by SilverCrest staff during the 2013-2014 Santa Elena mine drill program. SilverCrest inserted 114 blank samples in a random fashion and near to expected high grade samples during the 2013-2014 drilling program, each blank was labelled “Blank” or “Blanco” in the drillhole data base.

First Majestic’s internal qualified person has reviewed the data verification methods at the Santa Elena mine and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena mine over the last thirty years. More recently, metallurgical test work was carried out by Inspectorate in their Richmond, BC facility on samples from Santa Elena. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora.

As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional leaching by standard CCD milling with a Merrill Crowe recovery system for doré bar production.

Metallurgical Operational Results up to December 31, 2017

The Santa Elena heap leach operation was completed in mid-2014 with the transition to the new CCD/MC processing facility. As of December 31, 2017, 1.74 million tonnes of leach pad material remain and has been fully or partial leached with overall recovery rates of 60% gold and 30% silver. The leach pad material ore is currently being reprocessed through the new processing facility. No crushing is required for this ore with direct feed to a reclaim stockpile area where it is mixed with crushed underground ore. The 3,000 tonnes per day conventional CCD/MC processing facility was commissioned between May to August 2014 and commercial production was declared on August 1, 2014.

For 2017, a total of 930,000 tonnes of ore with average grades of 1.73 grams per tonne gold and 86 grams per tonne silver were processed through the new facility. The overall blend (mix) of heap leach spent ore (“pad ore”) and underground ore was approximately 58%/42%. A total of 2.28 million ounces of silver and 49,211 ounces of gold were produced in 2017.

Updated Mineral Resource and Mineral Reserve Estimates

The update to the Mineral Reserves and Mineral Resources (underground and leach pad) for the Santa Elena mine are shown in the table below. Only Indicated Mineral Resources were used to define Mineral Reserves in the updated mine plan.

On March 29, 2018, First Majestic announced their updated Mineral Reserve and Mineral Resource estimates to December 31, 2017 for the Santa Elena mine. These details are also contained in the First Majestic AIF for the year ended December 31, 2017 as filed by First Majestic on SEDAR.

The following table sets forth the estimated updated Mineral Reserves and Mineral Resources for the Santa Elena mine (gold only, excludes silver grades for Sandstorm Gold reporting purposes) sources from the internal estimates prepared by First Majestic under supervision of its internal QPs as of December 31, 2017:

Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
RESERVES:
Probable (underground) – sulphides	247	2.96	23,500
Probable (underground) – sulphides	3,206	1.39	143,700
Probable (pad) – oxides	1,736	0.87	48,600
TOTAL RESERVES:	5,189	1.29	215,800

RESOURCES:
Measures (underground) – sulphides	560	2.65	47,700
Indicated (underground) – sulphides	2,580	1.77	147,100
Indicated (pad) – oxides	1,496	0.97	46,500
TOTAL RESOURCES:	4,635	1.62	241,300

INFERRED (underground) – sulphides	1,063	1.44	49,400

(1)	All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves.
(2)	Underground Mineral Reserves are based on a cut-off grade of 135 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein, and 130 grams per tonne silver equivalent for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(3)	Metal prices considered for Mineral Reserves were U.S.$1,300 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(4)	For the Mineral Reserves estimates, dilution for underground mining includes consideration for internal dilution for designed stopes and an additional 8% dilution due to material handling. Mining loss is estimated at 6%.
(5)	Underground Mineral Resources are based on a cut-off grade of 125 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein and 120 grams per tonne silver equivalent for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(6)	Cut-off grades considered for leach pad ore was 75 grams per tonne silver equivalent (resources) and 85 grams per tonne silver equivalent (reserves) and are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(7)	Metal prices considered for Mineral Resources were U.S.$1,450 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(8)	Metallurgical recoveries used were 95% for gold.
(9)	Metal payable used was 99.9% for gold.
(10)	Totals may not add up due to rounding.
(11)	Silver equivalent grade is estimated as: Silver equivalent = silver grade + (gold grade x gold recovery x gold payable x gold price) / (silver recovery x silver payable x silver price).
(12)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(13)	Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a QP under NI 43-101, has reviewed and approved the Mineral Reserves and Mineral Resources set forth above.

With the update to Mineral Reserves, the Santa Elena mine life of mine is scheduled to continue for five years at nominal milling rate of 2,750 tonnes per day with reduced throughput in the last year upon depletion of the leach pad reserves. The mine schedule is based on mining long-hole stopes early in the mine life at lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

Mining Operations, Exploration, Development and Production

Initially, the Santa Elena mine open pit heap leach mine was constructed in late 2009 and 2010 and was operational from 2010 to 2015. During 2013 and 2014, the open pit heap leach was transitioned into an underground, milling and CCD/MC 3,000 tonne per day processing facility. As of December 31, 2015, the underground mine was fully operational and producing steadily. The Santa Elena mine ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction.

In general, conventional mechanized mining methods have been selected. As of December 31, 2015, First Majestic has undertaken ore development, production drilling, blasting and loading operating its own equipment, and is using a contractor for the waste rock and ore haulage to surface. A contractor is retained to carry out the main ramp development. Approximately 89% of stoping will be by long-hole method and 11% by cut and fill methods. Most long-hole stopes are produced early in the mine schedule. Average stope width is 10 metres.

Mining of the pad ore is completed by loader and conveyor to transport material to the plant.

As of December 31, 2017, the main ramp has been developed to approximately the 425 metre elevation with development drifts every 25 metres from the level 700 to the 450 metre level (elevations above sea level). Underground stope production during 2017 consisted of long-hole stoping and mechanized cut-and-fill in the main vein, and conventional cut-and-fill in the narrow veins: Alejandras and Tortuga. Mineral Reserves from the open pit were depleted in April 2015.

In 2016, First Majestic started the development of a second ramp called the San Salvador ramp, which was completed in April 2017. The new ramp connects to the main vein along level 575, improving ventilation and productivity by reducing trucking bottlenecks in the underground ramps.

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tonnes per day. The schedule is based on optimizing higher grade long-hole stopes first, with more costly cut and fill mining in the main vein left for later in the mine life. An underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the life of mine plan. A 67%/33% mix (underground to pad ore) is assumed for the life of mine plan.

Processing and Recovery Operations

The ore from underground resources is currently processed by conventional milling and cyanide leaching technology. In addition, partially leached material from the existing heap leach operations is blended with underground ore at a variable rate and reprocessed through the same plant. Santa Elena ore (underground and pad) contains an estimated grade of 1.29 grams per tonne gold and 84 grams per tonne silver and after crushing and grinding is leached in cyanide. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than carbon-in-leach/carbon-in-pulp process. The partially leached pad ore yielded recoveries of approximately 60% gold and 30% silver when crushed to 10 millimeters and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals is recovered to the level expected from fresh ore from underground, at a rate of 95% for gold and 89% for silver. The process plant has been designed to treat 3,000 tonnes per day of ore, a mixture of freshly mined material and partially leached heap leach material, but First Majestic has found that, after increasing the retaining time in the ball mill in order to achieve a finer particle, the metallurgical recovery of silver has increased significantly, which has resulted in a reduction of the nominal plant feed to 2,750 tonnes per day. The plant has been designed to treat any proportion of these two types of feed.

Infrastructure, Permitting and Compliance Activities

As of December 31, 2014, all transition projects were fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

Environmental studies were conducted on the open pit excavation that occurred at the Santa Elena mine. An independent Closure and Mine Reclamation Plan was created for the Santa Elena mine project in March 2010, and updated in January 2014, by Global Resource Engineering Ltd. This initial plan incorporated study results from baseline environmental impact, water quality and geotechnical stability studies for the original open pit, processing and waste dump. The updated plan in 2014 incorporates plans for earthworks in regards to topsoil placement on impacted grounds, earthworks for erosion control, demolition and removal of old buildings. Consideration for mine closure, remediation and ongoing monitoring and stewardship activities are included within the economic model for the Santa Elena mine. First Majestic updated these estimates internally for the year-end 2017.

Capital and Operating Costs

Capital Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs during the remaining life of mine of U.S$56.69 million, including development, delineation and infill drilling, plant and infrastructure sustaining capita, as per the table below:

Sustaining Capital Cost, Including Exploration Drilling Expense
Mill Sustaining Capital	U.S.$	10.93 million
Underground waste development expenses	U.S.$	18.03 million
Underground equipment and infrastructure	U.S.$	7.29 million
Underground and surface drilling	U.S.$	20.44 million
TOTAL CAPITAL COSTS:	U.S.$	56.69 million

Note: All numbers have been rounded to the nearest thousand.

Operating Costs

Operating costs for the Santa Elena mine have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the life of mine plan operating costs at an average of U.S.$52.04 per tonne of ore processed based on current and projected costs. The life of mine plan assumed an approximate 67% underground ore to 33% pad ore blend.

Mining Method	Long- Hole Main Vein		Cut and Fill Main Vein		Cut and Fill Narrow Veins		Pad Ore Reprocess
Process Method		Cyanidation		Cyanidation		Cyanidation		Cyanidation
Mining Cost/tonne (1)	U.S.$	32.62	U.S.$	22.69	U.S.$	30.02	U.S.$	2.50
Processing Cost/tonne (2)	U.S.$	24.88	U.S.$	24.88	U.S.$	24.88	U.S.$	22.58
Indirect Cost/tonne (3)	U.S.$	8.06	U.S.$	8.06	U.S.$	8.06	U.S.$	8.06

Notes:

(1)	Long-hole stoping in main vein represent 50% of the mine throughput, cut and fill stoping in main vein represent 37% of the mine throughput and cut and fill stoping in narrow veins represent 13% of the mine throughput.
(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

Economic Analysis

According to the Santa Elena Report, the Base Case economic analyses used a range of metal prices per ounce for gold and silver. For gold prices, the range is defined as U.S.$1,250 (2015), U.S.$1,275 (2016) and U.S.$1,300 (2017 – 2022) and for silver prices the range is defined as U.S.$18 (2015), U.S.$19 (2016), U.S.$20 (2017) and U.S.$21 (2018 – 2022). On this basis, the following economic highlights for a continued eight year mine life beginning January 2015 are:

•	Total operating revenue of U.S.$555 million from estimated sales of 12.6 million ounces of silver and 270,700 ounces of gold.

•	Total operating costs of U.S.$349 million.

•	Estimated cash operating costs averaging U.S.$11.59 per silver equivalent ounce (gold:silver average ratio of 64.5:1 based on sold ounces for the life of mine plan.

•	Total sustaining capital costs of U.S.$31 million including the life of mine plan underground drilling programs and 2015 surface exploration expenditures.

•	Total pre-tax undiscounted cash flow of U.S.$163 million including estimated closure cost deductions of U.S.$6 million.

•	Pre-tax Base Case pre-tax NPV (5%) of U.S.$144 million.

•	Post-tax Base Case post-tax NPV (5%) of U.S.$119 million.

Metal price sensitivities were completed including spot price as U.S.$1,193/ounce gold and U.S.$16.16/ounce silver (representing spot price in December 2014) which showed a pre-tax NPV (DCF @ 5%) of U.S.$84.3 million. The economic analyses consider SilverCrest delivering 54,133 ounces of gold to Sandstorm Gold at an average price of U.S.$412 per ounce (U.S.$350 to U.S.$450 per ounce with annual 1% inflationary increases) under the Santa Elena Gold Stream.

Santa Elena Mine Milestones

Current activities at the Santa Elena mine include:

•	On January 14, 2019, First Majestic announced that, during the quarter ended December 31, 2018, the Santa Elena mine produced 567,754 ounces of silver and 12,081 ounces of gold, for a total production of 1,587,396 silver equivalent ounces, reflecting an 8% increase compared to the prior quarter. The mill processed a total of 221,945 tonnes, consisting of 142,534 tonnes of underground ore and 79,410 tonnes from the above ground heap leach pad. Silver and gold grades from underground ore averaged 120 grams per tonne and 2.4 grams per tonne, respectively. Silver and gold grades from the above ground heap leach pad averaged 36 grams per tonne and 0.6 grams per tonne, respectively. Silver and gold recoveries averaged 88% and 96%, respectively, during the quarter. First Majestic’s production guidance for 2019 for Santa Elena is 2.3 to 2.6 million ounces of silver (5.2 – 5.8 million ounces of silver equivalent).

Hod Maden Project, Turkey

The Hod Maden Report was prepared for Sandstorm Gold in accordance with NI 43-101. The following description of the Hod Maden project has been sourced from the Hod Maden Report and readers should consult the Hod Maden Report to obtain further particulars regarding the Hod Maden project. The Hod Maden Report is available for review under the Corporation’s profile on SEDAR.

Certain capitalized terms not otherwise defined under this part or in the Prospectus have the meanings ascribed to them in the Hod Maden Report.

Project Description, Location and Access

The Hod Maden property is situated within the Eastern Pontides tectonic belt, which coincides with the 500 kilometre long and 50 to 75 kilometre wide mountain chain extending along the southeastern Black Sea coastline. The Hod Maden project is located approximately 20 kilometres south of Artvin and 130 kilometres northeast of Erzurum in northeastern Turkey near the border with Georgia. The Hod Maden project infrastructure currently comprises an exploration camp with no mining commenced at the site.

The north-south striking Hod Maden deposit is transected by the (locally) east-west trending Maden Creek Valley, with the valley populated by scattered neighborhoods of residential dwellings. The village of Yukarimaden sits near the deposit, while the village of Aşağımaden sits approximately two kilometres downstream. The total population of the Yukarimaden village is determined as 117 persons (according to Turkish Statistical Institute records) and the village is composed of clustered neighbourhoods in different regions. These neighbourhoods are located in the vicinity of the Hod Maden project. The population of the region is generally living in the Artvin area or in other provinces and returning to the villages as summer residences. There are believed to be few year-round inhabitants.

The Hod Maden property is accessible from Artvin city (20 kilometres) or from Erzurum city (130 kilometres by road via Yusufeli). The highways from Artvin or Erzurum are asphalt up to the new main road junction along the new reservoir on the Ҫoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The Hod Maden project is well positioned to access infrastructure. Yukarimaden village lies within the Hod Maden property and has limited power, running water, and sewage treatment facilities. Two high-tension power lines stretch across hilltops above the project area. Two concentrate handling facilities and ports are situated on the Black Sea coast near the Hod Maden project. The closest is Hopa, approximately 120 kilometres by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 kilometres from the Hod Maden project.

The Hod Maden project consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares. These licences are all owned by Artmin Madencilik San. Tic. A. Ş (“Artmin”) (formerly known as AMG Mineral Madencilik AS, “AMG”), a Turkish entity that is owned 70% by Lidya Madencilik (“Lidya”) and 30% by Sandstorm Gold (through Mariana Resources Limited (“Mariana Resources”)). Teck Resources Limited (“Teck” or “Cominco”) previously retained a 2% NSR royalty on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm Gold in January 2016.

Mining activities in Turkey are regulated by the Mining Law No 3213 dated June 15, 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592, 2017 by Law 7020 and 2017 by Law 7061) (the “Mining Law”), together with the Mining Regulation dated September 21, 2017 (the “Mining Regulation”) and the Mining Waste Directive dated July 15, 2015.

The Ministry of Energy and Natural Resources (“MENR”) is responsible for overseeing the mining industry. The General Directorate of Mining Affairs, a department of MENR, grants licences and regulates mining activity. The Mining Law requires mining licences to be given according to certain mineral groups, and the licensing procedure for each class is slightly different. A licence received for a specific group may not provide a right to its holder for other groups. However, the Mining Law allows for multiple licences involving different categories of minerals in the same area. The area over which a licence can be granted is limited, up to a maximum of 2,000 hectares. There are three types of licences granted for prospecting and operating mines under Turkish law: an exploration licence (enables the holder to carry out exploration activities in a specific area), an operating licence (enables the holder to carry out operational activities) and an operating permit (enables the holder to operate a mine).

Licences are subject to an application fee and an annual licence fee as per amendments in 2015 by Law 6592 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under the Mining Law. Royalties ranging on a sliding scale from 2% to 16% dependant on a mineral’s selling price are payable to the Turkish government annually. The amount of the royalty is increased by 30% for mining activities in the areas that are under the ownership of the state (including forestry areas).

Licence holders can obtain a royalty discount of 50% for certain types of mineral if the minerals are processed at the licence holders’ plant within Turkey or if production is carried out by an underground operating method which is expected to be the case at the Hod Maden project. There is also potential to receive incentives from the central government, however, the form and value of such will only become apparent once the Hod Maden project gets closer to development.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

The basic corporate income tax rate levied on business profits is 20%, while dividends are subject to 15%. There is no restriction on repatriation of profits and no import duty for new mining and processing equipment. There are no prescriptive requirements in respect of the financial capacity of investors, but the licensing and monitoring regime outlined above aims to ensure continued investment as a requisite to maintaining the necessary licences.

The operating licence has annual fees and the exploration licences require minimum expenditures until the end of 2019, as listed below in order to keep the licences active:

Operating Licence Fees for 2018

Payments (2018)	Operation Licence (20050853)
Licence Value (according to Mining Law)	50,193.00 Turkish Lira
Forestry Land Permit Fee (Road)	9,481.79 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	49,875.76 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	63,242.36 Turkish Lira
Forestry Land Permit Fee (28 drill sites)	59,965.79 Turkish Lira
Forestry Land Permit Fee (52 drill sites)	49,011.49 Turkish Lira

Minimum Expenditures

Exploration Licence No.	Licence Value (2018)	Minimum Exploration Expenditure Requirements until 2019
201200321	5,018.00 Turkish Lira	343,410.00 Turkish Lira
201201058	5,018.00 Turkish Lira	343,410.00 Turkish Lira (up to July 2019)
201201059	5,018.00 Turkish Lira	343,410.00 Turkish Lira (up to July 2019)
Total:	15,054.00 Turkish Lira	1,030,230.00 Turkish Lira

History

The Hod Maden project (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. The project was formerly known as “Hot Maden”, but the name has recently been changed to Hod Maden to reflect the true historical name of the area.

South of the provincial capital, Artvin, lies the volcanogenic Murgul copper mine and mill complex. The high grade Cerratepe volcanogenic massive sulphide (“VMS”) type deposit, also near Artvin city, was found in recent years by Cominco. Cominco’s discovery team included Firuz Alizade who currently directs Lidya’s exploration at Hod Maden.

Mining at the Hod Maden project may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining at Hod Maden. The tailings from Russian processing facilities are located in the southern part of the Hod Maden project area. In 1886, the Hod Maden property was in the territory of Russia and the operation of “Hot Mines” was given to a Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904 and historical records suggest that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade, however, these figures cannot be corroborated and cannot be relied upon. This mining operation was closed sometime between 1904 and 1911.

In 1913, the Hod Maden project was acquired by the Russian Hot Company. Exploration, including drilling, was carried out by this company, however, the results are not available. The Russian Hot Company started construction of a new metallurgical plant and access road following their exploration campaign. The Russian Hot Company's activities ended in 1923, when the Russians were expelled, and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began, but did not complete, a tunnel in the direction of the Hod Maden project discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (“MTA”) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% copper. These values are of historic interest only and, following this work, new development was proposed but not immediately carried out.

The following is a chronology of ownership and events at the Hod Maden project since 1943:

Mineral Research & Exploration Directorate

•	1946 – Report issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ kilometre long anomaly.

•	1966 – A report, Hot Artvin lead-zinc-copper mineralization, authored by Dr.R.Ovalıoğlu of MTA was published.

•	1970 – A report, Geology around Belizor Meydan (Hot) Districts, authored by Mehmet Doyuran of MTA was published.

•	1974 – It appears that MTA permitted ETI Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (Lidya drilled this in 2014).

•	1976 – The Geological Report of Pyritic Copper-Zinc-Lead Mineralization authored by Satir and Ererenn of MTA was published that included IP and Turam geophysical work.

Anglo-Tur

•	1991 – The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.).

•	1992 – Anglo-Tur drilled six holes, but the results and location of drilling are unknown.

Teck Cominco

•	Circa 2006 – Teck acquired concessions (Cominco reportedly held the property several times since the 1990’s) through government auction covering the old Hod Maden area which included the area drilled by Lidya in 2014.

•	2010 – Artmin was invited by Teck to visit the property in 2010. On December 3, 2010, AMG made the first visits to Turkey on invitation from Teck.

•	July 7, 2011 – Turkish government announced plans to auction 1,252 mining licences commencing January 9, 2012 and ending May 24, 2015.

Artmin

•	The Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession. From October to December of 2011, auction properties were ranked by AMG personnel ahead of upcoming auction.

•	AMG geologists visited the prospect for the first time in mid-January 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with Turkish mining law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”) became a TSX-listed company. Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 million AGN shares and a minimum U.S.$300,000 of exploration expenditures over three years (i.e by August 2015). Teck retained a 2% NSR royalty on the concessions. This acquisition united four concessions totalling 7,394 hectares, forming the Hod Maden project, and under the control of AGN.

•	In mid-January 2012, AMG personnel visited all three properties and collected surface samples. Initial samples taken returned maximum values of 4 grams per tonne gold in road cuts. No detailed sampling was carried out. The mineralization appears extensive with the best gold-copper-zinc values at the lowest elevation in the centre of an 8+ kilometre long, 300 metres wide, north-trending alteration zone.

•	AGN entered into option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya earned a 70% interest in Hod Maden property through exploration expenditures and cash payments. Mariana Resources merged with AGN in January 2015, and therefore held AGN’s former 30% interest in the jointly owned company.

•	Artmin, as a jointly owned company was formed in January 2016, upon the signing of the shareholder agreement between Mariana Resources and private Turkish company Lidya. Lidya and Mariana Resources hold 70% and 30% interests, respectively, in Artmin.

•	In July 2017, Sandstorm Gold acquired Mariana Resources and its 30% interest in the Hod Maden project.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the north, and Arabian and African Plates in the south. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of ongoing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden project is located in the northern-most Pontide Belt, within the Eastern Pontides metallogenic belt, which coincides with the 500 kilometre long, and 50 to 75 kilometre wide mountain chain extending along the southeastern Black Sea coastline. The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain containing dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from a terrain containing porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture.

Project/Local Geology

The Hod Maden project contains roughly north-south trending stratigraphy, however the general dip directions are quite variable. Three principal rock types are present on the property.

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Hod Maden project area principally include:

•	massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;

•	occasional columnar jointed sills of more mafic composition; and

•	locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the northeastern part of the Hod Maden project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The southeastern part of the Hod Maden project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive, to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritization are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Mineralization

The Hod Maden project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy reportedly of similar age to the volcanic domain extensively exposed further north in the Artvin district and northwest towards the Black Sea coast; which hosts several volcanogenic massive sulphide type deposits such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast Hod Maden fault zone (the “Hod Maden Fault Zone”) and extends for more than seven kilometres with a width of up to 300 metres. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur in the zonation away from the main gold and copper sulphide minerals.

Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

The Hod Maden deposit is divided into a northern “Main Zone” and the contiguous “South Zone”, with a third area of mineralization located 500 metres further to the south at the Russian Mining area (“Russian Zone”).

Main Zone:

At least two styles of high-grade gold-copper mineralization are evident at the Main Zone at Hod Maden:

(i)	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

(ii)	semi-massive to massive sulfides (pyrite-chalcopyrite).

Small scale mining of narrow, high grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

Recent drilling suggests that the two mineralization styles are related to different mineralizing events, with the semi to massive sulfide mineralization representing an earlier mineralization event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 metres in length (N-S), 50 - 70 metres true thickness, and a down-dip extension of greater than 300 metres. Overall, the highest grade gold-copper mineralization (typically greater than 15 grams per tonne gold but locally greater than 100 grams per tonne gold, and +2% copper) at the Hod Maden project lies along the eastern margin of the Main Zone. This domain of very high grade mineralization is typically +15 metres thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains about 62% of the in-situ metal content of the Hod Maden project deposit. All mineralization intersected to date at the Hod Maden project Main Zone is sulfide; no oxide (and only limited supergene enrichment – minor replacement of chalcopyrite by chalcocite – occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralization at the Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 metres or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be due to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden project gold-copper mineralization contains only minor concentrations of silver and trace concentrations of deleterious elements such as arsenic, antimony, bismuth, and mercury. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

South Zone:

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and consists of network quartz veins, veinlets, and breccia. Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralization, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity. Stratabound and disseminated style zinc-lead (sphalerite-galena) mineralization also flanks the known gold-copper mineralization to the east and locally to the west. It is not currently known whether this style of mineralization represents a separate mineralization event or whether it forms part of a distal metal zonation to the gold-copper system.

Russian Zone:

Very little is known about the style of mineralization mined from the pre-1923 Russian mining area, located approximately 500 metres to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. However, historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (copper-gold-lead-zinc-silver) veins. It is perhaps also worth noting that, topographically, the pre-1923 Russian mine area lies approximately 300 metres vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Deposit Types

The Hod Maden project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits. The province extends over an area of more than 500 kilometres east-west and 50 kilometres to 75 kilometres north-south and consists of a 2,000 metres to 3,000 metres thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (copper>>lead+zinc) to west (lead+zinc>>copper).

Approximately 40 kilometres to the northwest of the Hod Maden project, the Murgul copper-(lead-zinc) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 kilometres west of the Hod Maden project, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the Hod Maden project, several deposits have also been documented to be of VMS-type including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 kilometres to the north of the Hod Maden project lies the Ardala-Salinbas prospect, which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden project volcano-sedimentary package.

The current view of Mariana Resources/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver.

Exploration

Geophysical exploration commenced in the early 1970’s with induced polarisation and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the Hod Maden property in 1974.

Drilling prior to 2014 has not been used in the Mineral Resource estimation; however it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25000 scale was completed in 2013, over an area of four square kilometres covering the south and central mineralised hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus was on the central zone, was completed. This included a number of rock samples.

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey on the operating licence area. The purpose of the study was to delineate the border of buried mineralized rocks thought to have higher density than surrounding barren country rock. In this survey, gravity observations were made by using Scintrex CG-5 Autograv. Gravity observations were conducted at 267 stations. Stations were spaced 20 metres apart along eight profiles. The maps were plotted in accordance with ED1950 UTM Datum Zone 37 except where stated otherwise. No other geophysical methods have been utilized.

Drilling

All drilling prior to 2014 was not used in the Mineral Resource estimation and is not detailed within the Hod Maden Report.

All drilling during the period 2014 to 2018 was carried out by an independent contractor Geoteknik Drilling company. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was swapped for another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 190 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 metres with a maximum length of 636 metres and minimum of 12 metres. The maximum vertical distance reached was approximately 570 metres below surface. Drilling is spaced on an approximate 45 metres x 30 metres grid, and most holes dip approximately 60 degrees, either to the west or east.

Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-167A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 metres, starting at 10 metres below the collar. Drillholes were initially located using GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

Sampling, Analysis and Data Verification

Since the commencement of drilling in 2014, Lidya has implemented QA/QC system utilising certified reference standards, blanks and field duplicate samples. The program included:

•	submission of one standard every 20th sample;

•	submission of two blanks in every assay batch; and

•	field duplicates every 40th sample.

All standards and blanks were certified and obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in a quarter core being submitted to the laboratory as the field duplicate and a quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates was undertaken by Lidya and Mariana Resources geologists. All blank values returned values of less than 0.1 grams per tonne gold. A small number of standards marginally fell outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay.

AMC considers the QA/QC results are satisfactory and the assay data is suitable for Mineral Resource estimation and reporting.

Two certified laboratories have been used for the primary sample analysis:

•	SGS Ankara received samples from June 14, 2014; and

•	ALS Chemex in Ankara received samples from April 28, 2015.

Drillhole samples were tested at ALS Chemex. Rock, soil and sediment samples were tested at SGS Ankara. Core samples were cut in half at site by the Artmin geology department and sent directly to the laboratory. Necessary grinding and other preparations were done at the related laboratory. Except for ALS Chemex and SGS Ankara, no other laboratory was used for sample preparation. The laboratory crushes and pulverising the sample to produce a 30 gram charge for fire assay for gold, in addition to a 33 element four acid digestion with inductively coupled plasma atomic emission spectroscopy (“ICP-AES”) analysis.

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain, and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

Based on the results of the quality control, the Hod Maden Report considers the following:

•	the results from the blank assays indicate good equipment cleaning;

•	the laboratory has a low-grade bias for the two low grade gold standards (0.51 grams per tonne gold and 0.643 grams per tonne gold);

•	the copper, lead and zinc standard results appear to more variable than the gold standards; and

•	the drillhole sample assays are suitable for the estimation and reporting of the Mineral Resources under NI 43-101.

The SGS laboratory is accredited/certified to ISO 9001 and independent from Mariana Resources/Lidya and any relationship is commercial in nature.

Mineral Processing and Metallurgical Testing

SGS collected samples from 19 drillholes for metallurgical testing. The samples collected were all located within the main area. The samples were collected within the main lithological units containing the mineralization including the chlorite-andesite-breccia, andesite breccia, dacite breccia, massive sulphide and gypsum volcano sedimentary material. The Hod Maden Report concludes that the samples collected were appropriate to gain an understanding of the PFS level geometallurgy of the different rock types being mined and processed.

The Hod Maden project deposit is characterised as relatively high sulphide (sulphide minerals represent about 25% of the material in the mineralised zones) epithermal veins where the gold and mineralization is associated with sulphides (pyrite, chalcopyrite and in the south zone some sphalerite) in brecciated veins set in a porphyritic andesite. Conventional ore processing techniques have been selected to be tested in the laboratory in order to understand the suitability of process selection and provide interpreted metallurgical data for subsequent metallurgical design.

The testing concept that has been applied was to understand ore breakage parameters to liberate economic minerals and assess the response of mineral processing concentration techniques to beneficiate the ore (froth flotation). There appears to be little gravity recoverable gold and the gold is essentially very fine in nature. As stated above, most gold is associated with sulphides. Gold that cannot be concentrated into a copper rich concentrate is quite refractory. Given social sensitivities, the use of cyanide in leaching or other processes has been discounted.

Key outcomes of the test work program and subsequent metallurgical interpretation include:

•	Ore types are moderately tough with an average unconfined compression strength (“UCS”) of 120 megapascals;

•	Ore types are moderate hardness with maximum Bond Ball Work indices of 16.7 kilowatt hours/tonne;

•	Gravity recovery to what is essentially a sulphidic concentrate has been found to average no better than 15%, and the concentrate realized was not upgradable to smelting feed;

•	Test work was conducted to investigate sequential flotation and bulk flotation followed by differential flotation. It was originally envisaged that a saleable pyrite concentrate could be produced from a copper concentrate tailing (or sequentially); however, it was discovered that the gold grade in the pyrite itself is quite low, hence even with high sulphur content pyrite concentrates, the gold grades in such were quite low (i.e. the payability of gold in such and the NSR royalty would be quite low after transport and treatment costs are applied; marketing opportunities also low);

•	Given these findings, focus was applied to maximizing gold recovery to copper concentrate. It was found that the mill (to P80 106 microns) – bulk float – mill (to 38 millimetres) – bulk (scavenger) float, provided the highest net gold recovery to copper flotation feed, and once the bulk concentrate was reground to P80 30 microns that gold recovery could be maximized to a +20% copper concentrate. Essentially the objectives in processing will be to capture the copper minerals, gold associated with copper minerals, fine gold liberated from pyrite and the pyrite containing higher concentrations of gold (essentially pyrite with gold on the surface of the crystals). Gold loss is essentially to the copper scavenger tailing, which can realize a high sulphur pyrite concentrate, however, due to the questionable marketability of this material (the value as acid plant feed is similar to the transportation cost if sent to northeast Asia) if payable levels of gold concentration cannot be reached, a pyrite cleaning step has been excluded from the flow sheet at this stage. Interestingly, the gold in the copper concentrate can be considered free milling, whereas the gold in tailing refractory;

•	Although fine grinding maximizes recovery, solid liquid separation of products is a challenge and will require larger equipment than would be benchmarked against a similar project. Given that the copper circuit tailing contains significant gold, it will be discharged into a conventional valley fill tailings storage facility for potential future exploitation. Low sulphide bulk flotation tailings will be used for paste backfill; hence a filtration application will be necessary. The fineness of the bulk tailing also causes high cement addition demand to reach target backfill strength; and

•	Overall recovery is predicted at 77% for gold and 94% for copper to concentrate. There is potential to increase recovery (up to 93% for gold) by the application of a leach and recovery circuit to treat flotation tailings (which is subject to a deferred study/capital project).

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Hod Maden project as of May 31, 2018. Only gold and copper are considered economic.

	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Silver Grade (grams per tonne)

Main Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	4,507	14.0	9.8	2.0	5.1
Total Measured and Indicated:	9,137	13.4	9.7	1.8	3.9

South Area
Measured	0	0	0	0	0
Indicated	2,522	4.2	3.5	0.3	0.9
Total Measured and Indicated:	2,522	4.2	3.5	0.3	0.9

Total Main Area plus South Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	7,029	10.5	7.6	1.4	3.6
Total Measured and Indicated:	11,659	11.4	8.4	1.5	3.2

Inferred
Main Area	447	3.7	1.6	1.0	1.6
South Area	416	3.6	3.0	0.3	0.7
Total Inferred:	864	3.7	2.3	0.7	1.2

(1)	All Mineral Resources conform to NI 43-101 and CIM definitions for Mineral Resources.
(2)	Mineral Resources are based on a cut-off grade of 2.0 grams per tonne gold equivalent.
(3)	Mineral Resources metal prices: U.S.$1,250 per ounce gold and U.S.$3.00 per pound copper.
(4)	Mineral Resources are total and inclusive of any Mineral Reserves.
(5)	Totals may not add up due to rounding.
(6)	No allowance has been made for any previous mining.
(7)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in U.S.$/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in U.S.$ per gram less realisation costs) less royalty)].
(8)	The South Area is defined as being south of 4,542,025 mN. Rodney Webster, M.AIG, Principal Geologist for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Resources set forth above.

AMC has stated in the Hod Maden Report that they are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other similar factors that could materially affect the stated Mineral Resource estimates set forth above.

The following table sets forth the estimated Mineral Reserves for the Hod Maden Project as of May 31, 2018.

Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Copper (%)	Gold Equivalent (grams per tonne)	Contained Gold Ounces (000s)	Contained Copper (millions of pounds)
Proven	4,289	8.6	1.4	11.6	1,191	59
Probable	4,831	9.1	1.4	12.2	1,418	70
Total:	9,120	8.9	1.4	11.9	2,609	129

(1)	All Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Reserves.
(2)	The Mineral Reserves estimation was carried out using a cut-off grade of 2.6 grams per tonne gold equivalent and a mining recovery of 95%.
(3)	Mineral Reserve metal prices: U.S.$1,250 per ounce gold and U.S.$3.00 per pound copper.
(4)	Totals may not add up due to rounding.
(5)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in U.S.$/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in U.S.$ per gram less realisation costs) less royalty)].
(6)	Silver is not included in the gold equivalent calculation. It contributes only about 0.1% to the ore value.
(7)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(8)	Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
(9)	Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
(10)	Mineral Reserves were defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.
(11)	Exchange rate used is 3.78 Turkish Lira = U.S.$1.00.
(12)	Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Reserves set forth above.

AMC is not aware of any mining, metallurgical, infrastructure, permitting or other issues above those discussed in the Hod Maden Report which could materially affect the stated Mineral Reserve estimates set forth above.

Permitting, Environmental and Social

Fundamental for advancing the Hod Maden project will be a positive decision for its Environmental Impact Assessment (“EIA”). Artmin has completed most of the environmental base line studies and commenced activities related to the preparation of its EIA in the summer of 2018. The EIA will be submitted for approval to the General Directorate of Environmental Impact Assessment, Permit and Inspection (part of the Ministry of Environment and Urbanisation). To date, Artmin has obtained numerous permits to complete exploration activities on the Hod Maden project, however, the list of permits which will be required throughout the project cycle are numerous and these various permits will be applied for, as and when required, throughout the Hod Maden project life. The permitting approval process in Turkey for these required permits will range from two to twelve months, depending on the type of permit requested.

No endangered fauna species have been observed in the Hod Maden project area. Two endemic and critically endangered flora species have been identified, however, these plants should be easily propagated by seed and a programme is being planned to nursery these plants. These plants do not actually occur in areas earmarked for disturbance/direct impact.

Detailed baseline studies have been completed to provide the required level of information for development and submission of the EIA with respect to air quality, noise, water quality, morphology, climate and soil. Surface water hydrology and hydrogeological studies are in progress. Traffic and socio-economic surveys are also planned; however, preliminary data has been formulated.

As a result of the identification of the different activities carried out at the different stages of the Hod Maden project (construction, operation, and closure) and the assessment of the various environmental impacts (physical, biotic, socioeconomic, and cultural), an environmental management strategy has been developed for the Hod Maden project. The environmental management strategy has been developed according to the following objectives:

•	ensuring that the operations developed by Artmin comply with the laws, regulations, ordinances, and environmental rules currently in force in Artvin province and Turkey;

•	preventing, controlling, minimizing, and mitigating the negative environmental impact that may arise during the different project stages; and

•	promoting the positive impact on the socioeconomic and technological areas, thus ensuring the participation of the local community in the achievements, under the concept of sustainable development.

Mining Operations, Infrastructure and Capital and Operating Costs

According to the Hod Maden Report, exploration, test work and study work to date has indicated that the exploitation of the Hod Maden project is potentially economically viable.

The Hod Maden project is at an early development stage and a considerable number of tasks need to be completed before advancing the project to production. It is expected that 2018 and 2019 will be taken up with completing further field investigation work, more metallurgical testing and a definitive feasibility study. In parallel with this, environmental permitting will be applied for, take-off agreements discussed, and funding sought. It is projected that an early works programme will be able to commence in 2019, which will involve camp construction and tunnelling. If this starts in Q3 2019, first ore presentation is scheduled for Q4 2021 (Yr 1), with processing targeted at Q1 2022 (Yr 1).

The implementation schedule developed for the Hod Maden project has been based on a 76- week plant and infrastructure design and construction period, with the requirement that first concentrate will be produced in Week 82 and full nameplate production capacity will be reached by Week 94. The Hod Maden project execution schedule reflects the work required from detailed engineering, through construction to commissioning. The schedule assumes that there is a seamless advancement of the Hod Maden project between the various phases of project development.

It is envisaged that Artmin will appoint an engineering and construction company to execute the project on an EPC or EPCM basis, except for the development of the portals and declines.

The Hod Maden Report contemplates the Hod Maden Project as an underground mine utilizing mechanized methods include transverse and longitudinal long hole open stoping with paste backfill. The main area will be mined from the bottom up in primary and secondary stopes with expected mine production of 900,000 tonnes per annum and a total of 9.1 million tonnes of ore produced during the eleven-year mine life at an average life of mine mill feed grade of 8.9 grams per tonne gold and 1.4% copper, realising 2,030,000 ounces of gold and 122,800 tonnes of copper contained in concentrate. Ore processing contemplates a single stage crush, various stages of milling, bulk floatation roughing, various stages of copper cleaning and regrind to produce a single copper concentrate containing gold. That concentrate will be transported to the Hopa port located on the Black Sea in Turkey for shipment to smelting facilities. The mill will be built in the nearby Saliçor Valley to avoid contact with existing roads and housing. A tailings storage facility and waste dumps will be located on surface as will a main office, 120-person camp, laboratory, storage and water treatment facilities. Grid power is available on site and some workforce can be based out of nearby Artvin city.

The initial capital cost for the Hod Maden project has been estimated at U.S.$272 million, including VAT and contingency, comprised of: (i) U.S.$204 million for all plant, infrastructure, energy, tailings dam, engineering and construction contractors and ancillary equipment; and (ii) U.S.$68 million for mining costs. Including sustaining capital and closure, the total capital cost for the life of the Hod Maden project has been estimated to be U.S.$394 million. These costs include allowance for working capital or pre-operating costs during the construction to cover pre-operation, start-up of the infrastructure and equipment under the scope of Artmin (owner’s costs). The base case economic model assumes a gold price of U.S.$1,300 per ounce and a copper price of U.S.$3.00 per pound.

Mining capital costs are based on owner underground mining and owner management and technical services and are estimated at U.S.$162 million, comprised of U.S.$68 million for initial capital and U.S.$94 million sustaining capital. Underground mining capital costs include the purchase of the mining fleet, major overhauls of the fleet, capital lateral and vertical development and underground infrastructure. Based on the current mine plan: (i) underground mining operating costs have been estimated to average U.S.$27.50 per tonne of ore for the life of mine; (ii) process plant operating costs have been estimated at U.S.$23.20 per tonne of ore for the life of mine; and (iii) general and administration costs, which includes the accommodation camp for a limited number of employees have been estimated at U.S.$10.50 per tonne of ore.

The Hod Maden project has an estimated internal rate of return of 60% (pre-tax), 50% (post-tax), and an estimated payback period of 18 months (post-tax) post ore processing commencement, using a gold price of U.S.$1,300 per ounce and a copper price of U.S.$3.00 per pound.

Exploration and Development

With the release of the Hod Maden Report, the Hod Maden project moves into the next stage of development. The majority operator, Lidya, has commenced the permitting process and is currently working on a gap analysis and trade-off studies. Activities related to the preparation of a feasibility study began in Q4 of 2018. A total of 36 diamond drillholes containing 11,084 metres of drilling was completed at the Hod Maden project in 2018.

Current activities at the Hod Maden project include:

•	commencement of environmental studies as part of the EIA; and

•	Artmin has prepared and distributed a request for proposal for the preparation of the Hod Maden feasibility study.

RISK FACTORS

An investment in our Securities involves risks. You should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of our Securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

CONSOLIDATED CAPITALIZATION

Subsequent to December 31, 2018, the Corporation utilized a portion of its revolving credit facility to fund the Fruta del Norte NSR royalty transaction and other acquisitions. As a result, U.S.$48 million remains outstanding under the facility, leaving U.S.$177 million undrawn and available for general corporate purposes, including acquisitions, share buybacks and dividends. Otherwise, there has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since December 31, 2018, the date of our most recently filed audited consolidated annual financial statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to finance future Gold Streams and the purchase of royalties and for working capital purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to U.S.$200,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement also will include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the CSA , including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the Offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting “at-the-market distributions”.

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any Offering of Securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, Securities in connection with an Offering of Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission’s payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of February 28, 2019, there were 179,289,255 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of February 28, 2019, there were 3,000,000 Warrants expiring March 23, 2020, 15,000,000 Warrants expiring October 27, 2020 and 4,965,400 Warrants expiring November 3, 2020. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their Offering. All such terms will comply with the requirements of the TSX and the NYSE MKT relating to Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;
•	the price at which the Warrants will be offered;
•	the currency or currencies in which the Warrants will be offered;
•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;
•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;
•	whether we will issue fractional Common Shares;
•	whether we have applied to list the Warrants on a securities exchange;
•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
•	material United States and Canadian federal income tax consequences of owning the Warrants; and
•	any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of February 28, 2019, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their Offering. All such terms will comply with the requirements of the TSX and the NYSE MKT relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;
•	the price at which the Subscription Receipts will be offered;
•	the currency or currencies in which the Subscription Receipts will be offered;
•	the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;
•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;
•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;
•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we have applied to list the Subscription Receipts on a securities exchange;
•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and
•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of February 28, 2019, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their Offering. All such terms will comply with the requirements of the TSX and the NYSE MKT relating to Units. This description will include, where applicable:

•	the designation and aggregate number of Units being offered;
•	the price at which the Units will be offered;
•	the designation and terms of the Units and the applicable Securities included in the Units;
•	the description of the terms of any agreement governing the Units;
•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;
•	the date, if any, on and after which the Units may be transferable separately;
•	whether we have applied to list the Units on a securities exchange;
•	material United States and Canadian federal tax consequences of owning the Units;
•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and
•	any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12 month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”. In addition, the common share purchase warrants of the Corporation expiring November 3, 2020 are listed and posted for trading on the TSX under the symbol “SSL.WT”. Information in respect of trading price and volume of the Common Shares and listed warrants during the previous 12 month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable Prospectus Supplement will also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to matters of Canadian law, and Neal, Gerber & Eisenberg LLP, with respect to matters of U.S. law.

INTEREST OF EXPERTS

Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena mine contained herein.

Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Chapada mine herein and contained in the Annual Information Form.

Keith Laskowski, MSc., Vice President Technical Services for the Corporation, a qualified person under NI 43-101, has reviewed and approved all scientific and technical disclosure contained in the documents incorporated by reference herein, not otherwise covered by any other named expert in the Interest of Experts section herein, including the scientific and technical disclosure relating to the Houndé mine contained herein and in the Annual Information Form.

Rodney Webster, M.AIG., Principal Geologist, AMC, Andrew Hall, MAusIMM CP(Mining), Director/Principal Consultant, AMC, Paul Newling, FAusIMM CP(Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekçi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, have prepared the Hod Maden Report, and each is a qualified person under NI 43-101. Each of Mr. Webster, Mr. Hall, Mr. Newling and Mr. Ekmekçi has reviewed and approved the scientific and technical disclosure relating to the Hod Maden project contained in this Prospectus.

Each of the aforementioned firms or persons, other than Mr. Keith Laskowski, MSc., Vice President Technical Services for the Corporation, are independent of the Corporation and each held less than one percent of the outstanding securities of the Corporation or of any associate or affiliate of the Corporation at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this Prospectus or incorporated by reference herein and did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation. None of the aforementioned persons, other than Mr. Keith Laskowski, MSc. Vice President Technical Services for the Corporation, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation. As of February 28, 2019, Mr. Keith Laskowski holds 15,514 Common Shares, 111,668 stock options and 63,999 restricted share rights of the Corporation.

The partners and associates of Cassels Brock & Blackwell LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of the Corporation’s securities.

PricewaterhouseCoopers LLP is independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the Public Company Accounting Oversight Board auditing and independence standards and the securities laws and regulations administered by the SEC.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

INDEMNIFICATION

Section 160 of the Business Corporations Act (British Columbia) (“BCBCA”) provides that a company may do one or both of the following:

(a)	indemnify an eligible party (as defined below) against all eligible penalties (as defined below) to which the eligible party is or may be liable;

(b)	after the final disposition of an eligible proceeding (as defined below), pay the expenses (which includes costs, charges and expenses (including legal and other fees) but excludes judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

However, after the final disposition of an eligible proceeding, a company must pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party: (i) has not been reimbursed for those expenses: and (ii) is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding. The BCBCA also provides that a company may pay the expenses, actually and reasonably incurred by an eligible party, as they are incurred in advance of the final disposition of an eligible proceeding if the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the BCBCA, the eligible party will repay the amounts advanced.

For the purposes of the applicable division of the BCBCA, an “eligible party”, in relation to a company, means an individual who:

(a)	is or was a director or officer of the company;

(b)	is or was a director or officer of another corporation at a time when the corporation is or was an affiliate of the company, or at the request of the company; or

(c)	at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.

An “eligible penalty” under the BCBCA means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

An “eligible proceeding” under the BCBCA is a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. A “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed. “Expenses” include costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding. An “associated corporation” means a corporation or entity referred to in paragraph (b) or (c) of the definition of “eligible party” above.

Notwithstanding the foregoing, the BCBCA prohibits a company from indemnifying an eligible party or paying the expenses of an eligible party if any of the following circumstances apply:

(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time such agreement was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interest of the company or the associated corporation, as the case may be; or

(d)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the company or an associated corporation, the company must not indemnify the eligible party or pay or advance the expenses of the eligible party in respect of the proceeding.

Whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA, section 164 of the BCBCA provides that, on the application of a company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(a)	order a company to indemnify an eligible party against any liabilities incurred by the eligible party in respect of an eligible proceeding;

(b)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(d)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164; or

(e)	make any other order the court considers appropriate.

The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

The Registrant’s articles provide that the Registrant must, subject to the BCBCA, (i) indemnify against all eligible penalties, and (ii) pay the expenses reasonably and actually incurred by, the directors and officers, former directors and officers, and alternate directors (and each of their respective heirs and personal or other legal representatives) of the Registrant or of any affiliate of the Registrant and that each director, alternate director and officer of the Registrant or any affiliate of the Registrant is deemed to have contracted with the Registrant on the above terms.

The Registrant’s articles define “eligible penalty” to mean a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. “Eligible proceeding” under the Registrant’s articles means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Registrant (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Registrant (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty, or fine in, or expenses related to, the proceeding.

The Registrant’s articles further provide that the Company may, subject to any restrictions in the BCBCA, indemnify any other person and that the failure of a director, alternate director or officer of the Company to comply with the BCBCA or the Registrant’s articles does not invalidate any indemnity to which he or she is entitled under the Registrant’s articles.

The Registrant is authorized by its articles to purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who: (i) is or was a director, alternate director, officer, employee or agent of the Registrant; (ii) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Registrant; (iii) at the request of the Registrant, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or (iv) at the request of the Registrant, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity; against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

Exhibit	Description

4.1	Annual Information Form of the Registrant dated March 29, 2018 for the year ended December 31, 2017 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2017, as filed with the Commission on March 29, 2018).

4.2	Audited Consolidated Annual Financial Statements of the Registrant as at December 31, 2018 and 2017 and for each of the years ended December 31, 2018 and 2017, together with the report of the independent registered public accounting firm thereon and the notes thereto (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K, filed with the Commission on February 19, 2019).

4.3	Management’s Discussion and Analysis for the year ended December 31, 2018 (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K, filed with the Commission on February 19, 2019).

4.4	Management Information Circular of the Registrant dated April 27, 2018 prepared in connection with the annual meeting of shareholders of the Registrant held on June 15, 2018 (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K, furnished to the Commission on May 8, 2018).

5.1**	Consent of PricewaterhouseCoopers LLP

5.2**	Consent of Cassels Brock & Blackwell LLP

5.3*	Consent of Ramon Mendoza Reyes

5.4*	Consent of Sébastien B. Bernier

5.5*	Consent of Keith Laskowski

5.6*	Consent of Rodney Webster

5.7*	Consent of Paul Newling

5.8*	Consent of Andrew Hall

5.9*	Consent of Zafir Ekmekçi

6.1*	Powers of Attorney (included in Part III of the initial filing of this Registration Statement on Form F-10)

* Previously furnished or filed with the Securities and Exchange Commission.

** Filed herewith.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement on Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

(a) The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, country of Canada, on March 1, 2019.

SANDSTORM GOLD LTD.

By:	/s/ Nolan Watson
Nolan Watson
President & Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Nolan Watson Nolan Watson	President, Chief Executive Officer and Director (principal executive officer)	March 1, 2019

/s/ Erfan Kazemi Erfan Kazemi	Chief Financial Officer (principal financial and accounting officer)	March 1, 2019

*	Chairman of the Board, Director	March 1, 2019
David E. De Witt

*	Director	March 1, 2019
David Awram

*	Director	March 1, 2019
John P.A. Budreski

*	Director	March 1, 2019
Andrew T. Swarthout

*	Director	March 1, 2019
Mary L. Little

*	Director	March 1, 2019
Vera Kobalia

*By:	/s/ Erfan Kazemi
Name:	Erfan Kazemi
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Sandstorm Gold Ltd. in the United States on March 1, 2019.

PUGLISI & ASSOCIATES
(Authorized U.S. Representative)

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit	Description

4.1	Annual Information Form of the Registrant dated March 29, 2018 for the year ended December 31, 2017 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2017, as filed with the Commission on March 29, 2018).

4.2	Audited Consolidated Annual Financial Statements of the Registrant as at December 31, 2018 and 2017 and for each of the years ended December 31, 2018 and 2017, together with the report of the independent registered public accounting firm thereon and the notes thereto (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K, filed with the Commission on February 19, 2019).

4.3	Management’s Discussion and Analysis for the year ended December 31, 2018 (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K, filed with the Commission on February 19, 2019).

4.4	Management Information Circular of the Registrant dated April 27, 2018 prepared in connection with the annual meeting of shareholders of the Registrant held on June 15, 2018 (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K, furnished to the Commission on May 8, 2018).

5.1**	Consent of PricewaterhouseCoopers LLP

5.2**	Consent of Cassels Brock & Blackwell LLP

5.3*	Consent of Ramon Mendoza Reyes

5.4*	Consent of Sébastien B. Bernier

5.5*	Consent of Keith Laskowski

5.6*	Consent of Rodney Webster

5.7*	Consent of Paul Newling

5.8*	Consent of Andrew Hall

5.9*	Consent of Zafir Ekmekçi

6.1*	Powers of Attorney (included in Part III of the initial filing of this Registration Statement on Form F-10)

* Previously furnished or filed with the Securities and Exchange Commission.

** Filed herewith.